UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SECOND QUARTER 2007 INTERIM DIVIDEND

The Board of Royal Dutch Shell plc today announced an interim dividend in respect of the second quarter of 2007 of US$0.36 per A and B share, an increase of 14% over the US dollar dividend for the same period in 2006.
Dividends declared on A shares will be paid by default in euros, although holders of A shares will be able to elect to receive dividend in pounds sterling. Dividends declared on B shares will be paid by default in pounds sterling, although holders of B shares will be able to elect to receive in euro. Dividends declared on ADRs will be paid in US dollars.

Details relating to the second quarter 2007 interim dividend
This dividend will be payable on September 12, 2007 to those members whose are on the Register on August 3, 2007.  The shares become ex-dividend on August
1, 2007.
It is expected that the dividends on the B shares will be paid via the Dividend
Access Mechanism from UK sourced income of the Royal Dutch Shell Group.

Per share                         Q2 2007
Royal Dutch Shell A Shares (US$) 0.36
Royal Dutch Shell B Shares (US$) 0.36

ADR                                 Q2 2007
Royal Dutch Shell A Shares (US$) 0.72
Royal Dutch Shell B Shares (US$) 0.72

Dividends on A shares will be paid, by default, in euros at the rate of €0.2627 per share.  Holders of A shares who have validly submitted pounds sterling currency elections by July 25, 2007 will be entitled to a dividend of 17.56p share.
Dividends on B shares will be paid, by default, in pounds sterling at the rate of 17.56p per share.  Holders of B shares who have validly submitted euro currency elections by July 25, 2007 will be entitled to a dividend of €0.2627 per share.
Holders of A or B shares in ADR form will be entitled to a dividend of US$0.72 per ADR.

Taxation
Dividends on A shares will be subject to the deduction of Netherlands dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances.
Shareholders resident in the United Kingdom, receiving dividends on B shares through the Dividend Access Mechanism, are entitled to a tax credit.  This tax credit is not repayable.  Non-residents may also be entitled to a tax credit, double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.
The amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the second quarter 2007 interim dividend of US$0.36 (17.56p or
€0.2627) is US$0.04 (1.95p or €0.0292) per share and the dividend and tax together amount to US$ 0.4 (19.51p or €0.2919).

Dividend reinvestment plan
ABN AMRO Bank NV and Lloyds TSB Registrars each have established a dividend reinvestment facility which enables shareholders to elect to have their payments used to purchase Royal Dutch Shell shares of the same class as those already held by them. The dividend reinvestment plans (the “DRIPs”) are by ABN AMRO Bank NV in respect of shares held through Euroclear Nederland and
Lloyds TSB Registrars in respect of all other shares (but not ADRs). DRIPs for the ADRs (both Class A ADRs and Class B ADRs) traded on the NYSE are available through The Bank of New York.
Enquiries about the DRIPs, including how to elect to participate and about the reinvestment mechanisms under the respective plans should, in the of shareholders holding through Euroclear Nederland, be directed to their bank or broker and in the case of all other shareholders (other than holders of to Lloyds TSB Registrars.  Enquiries relating to the DRIPs for ADRs (both Class
A ADRs and Class B ADRs) should be made to The Bank of New York.

July 26, 2007

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This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell plc. All statements other than statements of historical fact are, or may be deemed to forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’,
‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’,
‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f)
loss of market and industry competition; (g) environmental and physical risks;
(h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of date of this document. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.
light of these risks, results could differ materially from those stated, or inferred from the forward-looking statements contained in this document.
Please refer to the Royal Dutch Shell plc’s Annual Report on Form 20-F for the
year ended December 31, 2006 for a description of certain important factors, risks and uncertainties that may affect the Company's businesses.
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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 26 July 2007	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary